Re: Sunergy, Inc.

Symbol: SNEY

Comment Letter Response

For 10-K for Fiscal Year Ended December 31, 2013, Filed April 15, 2014 and

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013, Filed April 22, 2014

File No. 00052767

February 26, 2014

Attention: John Reynolds, Assistant Director

Dear Sir,

1.	Our website has been updated and reference to gold has been deleted.

2.	The disclosure is still in process and will be provided as soon as it is complete.

3.	The Status of Ghana property as disclosed in our filings is correct. We are reviewing the viability of this project under current Ghana economic conditions and will determine its future prior to March 31, 2015

Acknowledgement: The Company is responsible for the adequacy and accuracy of this disclosure to the filing. Staff comments or changes to disclosure in response to staff comments do not forclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Garrett Hale

Garrett Hale, CEO, President

Sunergy, Inc.